[Logo of RBC Capital Markets]	RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

November 1, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street N.E.
Washington, DC 20549

                Re: Hostopia.com Inc.
                       Registration Statement on Form S-1
                       File No. 333-135533

Ladies and Gentlemen:

        We are acting as the lead underwriter of the proposed offering of shares of common stock of Hostopia.com Inc. (the "Company") covered by the above-referenced Registration Statement.

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby join in the request of the Company to accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 2:00 p.m. (Washington D.C. time) on November 2, 2006, or as soon thereafter as practicable.

        We wish to advise you, pursuant to Rule 460 under the Securities Act, that between October 13, 2006 and the date hereof, we have made approximately the following distribution of the preliminary prospectus:

Underwriters	100
Institutions and Individuals	50

Total	150

        This is to further advise you that the undersigned has and will, and each participating underwriter has advised the undersigned that it has and will, comply with Release No. 33-4968 of the Securities Act and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with regard to the above-referenced issue.

        Thank you for your attention to this matter.

Very truly yours,

RBC Capital Markets, as Representative of the Underwriters

By: /s/ Shon Wilkie
      Shon Wilkie
      Director
      Global Investment Banking
      RBC Capital Markets